Mail Stop 4561

September 5, 2008

Mr. Ernie R. Krueger
Executive Vice President and
Chief Financial Officer
Mackinac Financial Corporation
130 South Cedar Street
Manistique, Michigan 49854

      Re: Mackinac Financial Corporation
             Form 10-K for the Year Ended December 31, 2007
             File No. 000-20167

Dear Mr. Krueger:

      We have completed our review of the disclosures pertaining to the evaluation of your internal control over financial reporting and disclosure controls and procedures and have no further comments at this time.

      Sincerely,

      Hugh West
      Accounting Branch Chief